[SPC Letterhead]

September 27, 2013

Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on April 30, 2013
File No. 1-12158

Dear Mr. Cash:

We are providing to you this letter in response to the comment letter, dated August 29, 2013, from the Staff of the Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed on April 30, 2013 (the “2012 20-F”). For your convenience, we have set forth each of your comments below in italics followed by the Company’s response to each comment.

Form 20-F for the Year Ended December 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2.	You represented in your letters to us dated March 29, 2010 and June 24, 2010 that you purchased crude oil from Sudan in 2007 through 2009, and that you would disclose information about crude oil purchases from Sudan, Syria and Cuba, including information regarding volume. Your Form 20-F does not include disclosure about crude oil purchases from these countries. As you know, Sudan, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, Syria and Cuba since your prior letters, whether directly or through subsidiaries, affiliates, or other indirect arrangements. Your response should describe any products, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

The Company has not purchased any crude oil or other products from persons in any of Sudan, Syria or Cuba in 2010, 2011, 2012, or to-date in 2013.

Mr. John Cash

Securities and Exchange Commission

September 27, 2013

Page Two

3.	Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S-designated state sponsors of terrorism. Your materiality and analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

Given that the Company has not purchased any crude oil or other products from any of Sudan, Syria or Cuba in 2010, 2011, 2012, or to-date in 2013, the Company respectfully submits that no disclosure regarding investment risk should be required in the Company’s 2012-20F.

4.	You stated in your January 27, 2010 letter to us that you purchased crude oil from Iran through Sinopec Corp.’s subsidiary Unipec, and you disclose on page 26 that in 2012 you sourced crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp. We note 2012 and 2013 articles reporting Unipec purchases much of its crude oil from National Iranian Oil Company. It is not clear to us from your disclosure on page 26 whether your crude oil purchases from Iran involved Nationals maintained by the U.S. Department of Treasury. Please tell us whether you purchased or purchase crude oil from National Iranian Oil Company, directly or indirectly, and, if so, discuss for us the potential for reputational harm from your business dealings with this entity.

The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), which is in turn a subsidiary of China Petrochemical Corporation, a state-owned corporation of the government of the People’s Republic of China (“Sinopec Group”). In general the Company is required to source its crude oil from Sinopec Corp. The Company is engaged in the business of refining petrochemical products for the Chinese domestic market, where 98.86% of its products in volume were sold in 2012. The Company does not have any direct role in procuring from other countries the raw materials such as crude oil used to product these products. Pursuant to the Company’s practices (as dictated by Sinopec Corp.), the Company places a purchase order with Sinopec Corp. for a specific type of raw materials (e.g., crude oil) and the volume desired. Sinopec Corp. in turn directs one or more of its subsidiaries to fulfill this order by purchasing the desired raw materials and selling such to the Company in the capacity of an agent of the Company. The raw materials that are sold to the Company are sourced generally by other Sinopec Group companies from many different locations and venders and may or may not include raw materials acquired from National Iranian Oil Company. The Company does not directly engage in any transactions with National Iranian Oil Company. The Company has determined that in the aggregate, 6.3% of the crude oil purchased by the Company in 2012 was sourced from vendors in Iran, and that it is likely that a portion of the crude oil provided to the Company was sourced from National Iranian Oil Company; however, the Company is not able to determine with any specificity the precise amount of raw materials sourced from National Iranian Oil Company given that the oil was acquired by another Sinopec Corp. subsidiary and such information is not available to the Company.

Mr. John Cash

Securities and Exchange Commission

September 27, 2013

Page Three

Notwithstanding the foregoing, the Company respectfully directs the Staff to the risk factor on page 9 of the 2012 20-F entitled “We have in the past sourced a small portion of crude oil from Iran…,” which discusses the fact that affiliates of the Company engage in business activities in Iran and that these activities may negatively impact the Company. The Company proposes to add additional disclosure to this risk factor as follows:

“In addition, purchases of crude oil by Sinopec Corp. subsidiaries that supply us with raw materials may from time to time be sourced from National Iranian Oil Company. This entity has been sanctioned by the U.S. government under Executive Order 13599 for assisting the government of Iran to avoid sanctions. To the extent we indirectly (or directly) purchase raw materials from this entity, we risk adverse publicity in the world markets, which may impair our reputation and business.”

Item 5. Operating and Financial Review and Prospects, page 32

Critical Accounting Policies, page 32

Impairments for Long-Lived Assets, page 33

5.	To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures:

•	The percentage by which fair value exceeds the carrying value;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Mr. John Cash

Securities and Exchange Commission

September 27, 2013

Page Four

The Company respectfully advises the Staff that it had determined as of December 31, 2012, the estimated recoverable amounts of its long-lived assets that were subject to impairment testing substantially exceeded their carrying values by more than 100%. In future filings, to the extent our long-lived assets substantially exceed their carrying values, we will disclose this determination.

In the future, if we determine that our long-lived assets have estimated fair values that are not substantially in excess of their carrying values, in the aggregate or individually, and which could result in an impairment that is material to the Company’s results of operations, we will provide the following disclosures in our critical accounting policies:

•	The percentage by which fair value exceeds the carrying value;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Financial Statements

Note 2 – Principal Accounting Policies, page F-14

(c) Property, Plant and Equipment, page F-17

6.	The range of useful lives for your plant and machinery of five to twenty years is very broad. Please breakout the plant and machinery category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

The Company respectfully advises the Staff that as of December 31, 2012 the estimated useful lives of our plant and machinery are as follows:

a)	5 years for specific instrument with a gross book value of RMB 10 million;

b)	10 years for experimental facilities with a total gross book value of RMB 270 million; and

c)	12 to 20 years for other plant and machinery with a total gross book value of RMB 39.11 billion. The estimated useful lives of these assets are 12, 14, 15, 18, and 20 years.

Due to the insignificance of the gross book values of the specific instrument and the experimental facilities to the total plant and machinery category and the fact that such assets are (or will be) substantially fully depreciated, the Company will revise the disclosure of estimated useful lives in future filings as follows:

Plant and machinery	12 to 20 years

Mr. John Cash

Securities and Exchange Commission

September 27, 2013

Page Five

The Company believes it will be impracticable to breakout the plant and machinery that have estimated useful lives ranging from 12 to 20 years into smaller components. In addition, the Company believes the range of estimated useful lives of this asset category is not considered broad.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any question with respect to the foregoing responses, please do not hesitate to contact Zhang Jingming, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Christopher M. Forrester (Palo Alto Office: +1 (650) 813-5655) and Sherry Yin (Beijing Office: (+86) 10 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/s/ Wang Zhiqing

Wang Zhiqing, Chairman

cc:	Sherry Yin/Christopher Forrester – Morrison & Foerster
Alvin Wai/Juvi Au – KPMG
Luc Huang – PWC